August 31, 2010

Mark P. Shuman

Branch Chief-Legal

Katherine Wray

United States

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4561

Re:

OICco Acquisition IV, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 10, 2010

File No. 333-165760

Dear Mr. Shuman,

The following are the registrants responses to you comment letter of August 26, 2010.

Prospectus Cover Page, page 2

1.

We note the disclosures added to the prospectus cover page and summary relating to the application of Rule 419 and the terms of this offering to the resale of shares held by Mr. Davis. You indicate on page 2 that there is no written agreement pursuant to which Mr. Davis as selling shareholder is obligated to comply with the requirements of Rule 419 with respect to the resale of shares held by him, and you assert on page 5 that “Mr. Davis as the sole officer and director and sole signatory on this registration statement is bound thereby by Rule 419 as it relates to the sale of his shares.” Please provide supplemental support for the assertion that Mr. Davis as selling shareholder is bound solely as a result of his signatures on the registration statement, absent an agreement pursuant to which he has agreed as selling shareholder to comply with Rule 419 and the terms of this offering.

Mr. Davis is not bound solely as a result of his signatures on the registration statement. However, he has been added as a signatory to the escrow agreement binding him to comply with the Rule 419 escrow provisions.

2.

Further, please describe the instructions, if any, that you have given or plan to give the transfer agent with respect to transfer requests by the selling shareholder. In this regard, we note that your plan of distribution disclosure states that none of the 8 million shares held by Mr. Davis will be sold until all shares being offered for sale by the company are sold and that the securities being offered by Mr. Davis, like those being offered by the company, will not be released from escrow to purchasers until an acquisition meeting the requirements of Rule 419 has been consummated and a sufficient number of investors has reconfirmed their investment in accordance with Rule 419.

Mr. Davis has been added as a party to the escrow and such conditions have been added.

3.

In addition, as previously requested, please revise the escrow agreement to include Mr. Davis as a party in his capacity as selling shareholder, as well as in his capacity as president of OICco Acquisition IV; or provide support for your position that he is not required to be a party to the agreement.

Escrow Agreement revised to include Mr. Davis as a party.

4.

We note that your cover page continues to state that the escrow account will be held at Bank of the West, not withstanding that the escrow agreement now provides that the escrow account will be held at Synovus Bank. Please revise this and any other references to Bank of the West in your filing.

Bank of the West reference removed and Synovus Bank added.

5.

We refer to prior comment 6 and note that you have revised the escrow agreement to provide that fees to the escrow agent will be paid from the “first Funds deposited after the minimum offering has been raised.” Please tell us how this provision of the escrow agreement is consistent with your prospectus cover page disclosure stating that “no funds shall be released to OICco Acquisition IV, Inc. until such a time as offering is completed…,” which, as previously noted, may occur after the minimum amount is raised. Alternatively, revise your filing as necessary to ensure that it clearly and consistently discloses the amount and/or percentage of proceeds that may be released from escrow once the minimum offering amount is raised, as well as upon closing of the offering.

Revised to state that the escrow fees will not be paid until the offering is closed.

6.

You state here and elsewhere that the net offering proceeds, “after deduction for offering expenses and sales commissions” will be placed into the escrow account. Please specify the offering expenses and sales commissions that you intend to pay out of net proceeds, and explain how payment of such expenses and commission is consistent with Rule 419(b)(2)(i).

Revised to remove the offering expenses and sales commissions reference as there are none in this offering.

7.

Please also tell us how the statement that you will place in escrow the net offering proceeds “after deduction for offering expenses and sales commissions” is consistent with the disclosure that “all subscription funds will be returned to investors promptly without…deduction of fees” in the event that the minimum offering amount is not achieved within 180 days (or up to 360 days in the event that the offering period is extended). Revise your filing as appropriate, including in the plan of distribution disclosure.

Revised to remove the offering expenses and sales commissions reference as there are none in this offering.

Summary Information and Risk Factors

The Offering, page 6

8.

You disclose that “[e]scrow [sic] and Mr. Davis will compare the totals for the incoming checks with the ongoing escrow ledger” in order to “determine if the minimum offering has been met.” Please further clarify the role of your sole officer and director in this determination process, and in particular describe the nature of the contemplated interaction of your officer and director with the escrow agent and/or bank with regards to determining whether the minimum offering condition has been satisfied. Clearly state that the amount of funds actually collected in the escrow account from checks that have cleared the interbank payment system, as reflected in the records of the insured depository institution, is the only factor assessed in determining whether the minimum offering condition has been met. Refer to Rule 10b-9 under the Exchange Act.

Revised to reflect that the amount of funds actually collected in the escrow account from checks that have cleared the interbank payment system, as reflected in the records of the insured depository institution, is the only factor assessed in determining whether the minimum offering condition has been met.

9.

Refer to prior comment 8. It appears that your revised disclosure provides for up to ten days for stock certificates to be issued and deposited in escrow, after receipt of the subscription agreement and payment for the shares. Please tell us how you concluded that this timing comports with the requirement that all securities issued in connection with the offering be deposited directly into the escrow account “promptly upon issuance.” See Rule 419(b)(3)(i).

This has been revised to 6 business days. It is anticipated that it may take up to 5 business days for certain checks to clear the bank and upon clearance of funds and acceptance by the Company, the shares will be issued and placed into escrow within 1 day of issuance. It is believed that one day after issuance meets the promptly upon issuance requirement.

Risk Factors

“Rule 419 limitations may limit business combinations,” page 8

10.

We note the following statement: “Any investor not making a decision within 45 days of the effectiveness of the post effective amendment [relating to a proposed business combination] will automatically receive a return of his investment funds.” Please revise to clarify, if accurate and as indicated elsewhere in your filing, that up to 10% of the proceeds from the offering may be released upon completion of the offering, which you indicate will occur prior to entry into an acquisition agreement, and therefore may not be returned to investors.

Revised to clarify that up to 10% of the proceeds from the offering may be released upon completion of the offering, which will occur prior to entry into an acquisition agreement, and therefore may not be returned to investors.

“Conflicts of Interest…,” page 10

11.

You state the company’s sole officer and director “may in the future participate in other business ventures which compete directly with the company.” Please revise to reflect that he is currently engaged in other business ventures, including the other OICco entities with which he is involved, that appear likely to compete directly with the company in connection with the marketing of the companies’ respective securities as well as in connection with the identification of candidates for a business acquisition and the negotiation and consummation of acquisition agreements.

Revised to disclose that Mr. Davis is currently engaged in other business ventures, including the other OICco entities with which he is involved, that appear likely to compete directly with the company in connection with the marketing of the companies’ respective securities as well as in connection with the identification of candidates for a business acquisition and the negotiation and consummation of acquisition agreements.

12.

Given the length of this risk factor, please consider addressing under separate subheadings the risks arising from potential conflicts of interest due to the concurrent service of your sole officer and director as an officer or director of other blank check companies (i) in connection with the marketing of securities or such companies, and (ii) in connection with the identification of candidates for a business acquisition and the negotiation and consummation of acquisition agreements by such companies.

Revised to two subheadings to separately address the marketing of securities in the companies and the identification of candidates for business acquisition.

13.

You must be able to support on a reasonable basis all assertions made in the registration statement. In this regard, please remove from your filing, or provide supplemental support for, the following statements made in this risk factor and elsewhere:

•

“In general, if [Mr. Davis’] friends, relatives and business associates are offered the opportunity to buy shares, they will do so,” and

•

“Also, due the relative small size of the dollar offerings, usually no more than forty or fifty individuals or entities will be required to close an offering.”

With respect to the offering of shares to friends, relatives and business associates, please be reminded that Section 5 of the Securities Act of 1933 among other things, (i) prohibits the offer of securities prior to the filing of a registration statement; (ii) strictly regulates offers prior to effectiveness of the registration statement; and (iii) prohibits the sale of securities until effectiveness of the registration statement and delivery of the prospectus.

References removed. Section 5 comment noted. Neither the company or Mr. Davis has engaged in any of the prohibited acts listed.

14.

As requested in prior comment 13, as this is the first time in the filing that the other OICco entities are mentioned, please briefly describe them and Mr. Davis’ involvement with them. Consider mentioning these entities more prominently in your summary and risk factor disclosure to provide factual context for the discussion that follows.

A discussion has been added discussing Mr. Davis involvement with OICco II and OICco III.

“Subscriptions irrevocable,” page 13

15.

Please revise or explain the following statement, in light of Rule 419, the terms of the escrow agreement and disclosure elsewhere in your filing: “[T]he investor’s funds may be held in escrow for up to a year and then returned to the investor with minimal (if any) return.” In this regard, we note that disclosure elsewhere in your filing indicates that investors’ funds may be held for longer than a year and that investors will receive no return on invested funds because the escrow account will be non-interest bearing.

Revised to state that that investors’ funds may be held for longer than a year and that investors will receive no return on invested funds because the escrow account will be non-interest bearing.

Plan of Distribution, page 15

16.

In this section and elsewhere where you refer to future trading of the company’s common stock, as previously requested, please clarify that other than pursuant to certain exemptions permitted by Rule 419, no trading in your common stock being offered will be permitted until the completion of a business combination meeting the requirements of Rule 419. See Rule 419(b)(3)(ii) and (e).

Revised to disclose that other than pursuant to certain exemptions permitted by Rule 419, no trading in your common stock being offered will be permitted until the completion of a business combination meeting the requirements of Rule 419.

17.

We note the following disclosure: “Mr. Davis must sell all of the shares of the new issued on behalf of the Company (2,000,000) offering prior to sale of any shares held by him (8,000,000).” Please clarify, if accurate, that the company is offering 1,000,000 shares for sale pursuant to this registration statement.

Revised to clarify the sale of 1,000,000 shares.

18.

Please expand your disclosure in this section to provide a materially-complete description of the process that will be followed to determine when the minimum offering amount is achieved within the 180-day subscription period or the 180-day extension thereof. For example, clarify who will make this determination and whether the determination will be made based on funds actually collected in the escrow account and reflected in the records of the insured depository institution.

Revised to reflect that the amount of funds actually collected in the escrow account from checks that have cleared the interbank payment system, as reflected in the records of the insured depository institution, is the only factor assessed in determining whether the minimum offering condition has been met.

19.

We re-issue prior comment 18. You continue to disclose that the fee of the escrow agent is $1,500 notwithstanding that Section 4 of the escrow agreement filed as Exhibit 99a provides that the escrow agent fee is a percentage of the funds raised with a minimum fee of $1,500. Please revise as appropriate to ensure that the prospectus accurately describes the fee payable to the escrow agent.

Revised escrow agreement attached.

Legal Proceedings, page 19

20.

We note you have revised this section to provide disclosure relating to the Oregon administrative order entered against Mr. Davis in connection with his involvement with Caffe Diva Group, LTD. Please ensure that you provide materially-complete descriptive information that is fully responsive to the requirements of Item 401(f) of Regulation S-K with respect to Mr. Davis’ involvement in these and any other legal proceedings within the last ten years for which Item 401(f) disclosure is required. To the extent material to an evaluation of the ability or integrity of your sole officer and director, clearly describe the Oregon Department of Commerce’s conclusions of law provided in the order and the facts that gave rise to such conclusions, and state the amount of the fine levied.

Revised to include the conclusions of law and fact. Amount of fine levied has also been added.

21.

Further, we note that the administrative order appears to provide for (among other terms) a ten-year prohibition against Mr. Davis from applying for an Oregon securities license, as well as denial of his use of certain exemptions under Oregon securities law until further order. See “In the Matter of: Caffe’ Diva Group, Ltd. Vista Consulting, New England International Surety, Ronald Davis, and Steve Bolen, Respondents,” No. A-02-005, Oregon Department of Commerce, Corporation Division, 2002 Ore. Sec. LEXIS 5, October 20, 2002. Please explain how the foregoing is consistent with your statement that Mr. Davis was banned from engaging in the securities business in Oregon for five (as opposed to ten) years.

Revised to disclose 10 year ban from applying for an Oregon securities license, as well as denial of his use of certain exemptions under Oregon securities law until further order.

22.

In addition, in light of the penalties provided for in the Oregon administrative order, please revise your statement at the beginning of this section that Mr. Davis “has not been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.”

Revised to state, “Other than as disclosed below, …”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

General

23.

We note your response to prior comment 10, in which you confirm that audited financial statements of a target business will be required in all cases in post-effective amendments required to be filed by Rule 419(d) or (e). Please explain how the foregoing is consistent with the following statements in your management’s discussion and analysis, addressing the timing of the filing of the post-effective amendment(s) and the consummation of the business combination:

•

“[T]here is no assurance that such audited financial statements [of a target entity] will be available prior to the consummation of the merger/acquisition;”

•

“Further assurances must be provided that an audited statement would be provided within seventy-five days after closing of such a transaction;” and

•

[T]he Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction,” (italics added for emphasis).

As requested in prior comment 9, provide us with a detailed explanation of how the company intends to comply in a timely manner with the Requirements of Rule 419(d) and (e) if you do not intend to require audited financial statements of the target until after the business combination has been consummated.

Revised to consistently disclose that audited financial statements will be required in all cases prior to the signing of an acquisition agreement and thus the filing of a post effective amendment.

General Business Plan, page 21

24.

You have revised your disclosure in response to prior comment 19 to state that the company intends to file a Form 8-A registration statement under Section 12(g) of the Exchange Act within five business days of the effectiveness of the pending Form S-1 registration statement. As previously requested, please indicate the class of securities that the company intends to register under Section 12(g), and revise to reflect that upon the effectiveness of the Form 8-A registration statement, the company will be required to report pursuant to Section 13 of the Exchange Act.

Revised to disclose that the company’s common shares will be registered under Section 12(g) and that upon the effectiveness of such registration statement, the company will be required to report pursuant to Section 13 of the Exchange Act.

Background of Directors, Executive Officers, Promoters and Control Persons, page 26

General

25.

Please revise this section to provide clear, consistent, and updated disclosure. Consider consolidating your disclosures with respect to each company discussed in the biographical information provided for Mr. Davis and the subsection entitled “Involvement with Reporting and Public Companies.” Ensure also that your disclosure in this section is consistent with the disclosure provided in the risk factor that begins “Conflicts of interest…” on page 10. In this regard, we note the following as examples only of disclosures that should be revised:

•

You discuss Mr. Davis’ ongoing involvement with Genesis Corporate Development, LLC in the second full paragraph on page 25, yet you note in the first paragraph on page 26 that Mr. Davis is in the process of winding down the business operations of this entity, “which he anticipates will be completed by the end of May, 2010,” a date that has passed.

Genesis has been dissolved. All companies in which Mr. Davis has been involved, except for his investment in Rangeford Resources, have been dissolved. As of June 30, 2010, Mr. Davis' attention is exclusively devoted to his involvement with blank check companies.

•

You state that Mr. Davis is currently the sole officer and director of Bella Vaiggio, Inc. and that he spends approximately 20% of his time developing this business, but you subsequently state that as of April 23, 2010, Mr. Davis has resigned from his positions as president and director of Bella Viaggio.

As part of Mr. Davis' efforts to simplify his operations, he has resigned from Bella Viaggio his positions as President and director and no longer has an interest in the company other than as beneficial owner of 16,000 shares of common stock.

•

You state that Rangeford Resources, Inc. has not commenced business operations, but you subsequently state that Rangeford is in the process of acquiring various, interests in oil and gas properties.

Rangeford has not commenced operations except for investigating various oil and gas properties that in the view of management has the best prospects for success. To date, no agreements have been reached and the company continues to generate no revenues.

26.

You disclose that, “Mr. Davis’ sole activity after June 30, 2010 will be limited to companies in which he has the principal and controlling position.” As this date has now passed, please update this statement as appropriate.

Mr. Davis' activities related to his business activities that have are unrelated to blank check have been wound down. All of his attention is now devoted to principal activities related to blank check companies - OICco II, OICco III, OICco IV and Cheetah Holding Corp.

27.

Please revise the references to your “officers and directors” in this section and elsewhere, if applicable, to reflect that you currently have only one officer and director.

Revised to read “officer and director” where appropriate.

Conflicts of Interest, page 26

28.

We note your revised disclosure in response to prior comment 20. As previously requested, please expand this subsection to identify specifically each of the other business ventures with which Mr. Davis is involved that appears reasonably likely to present a significant conflict of interest with respect to the company, including OICco Acquisition II, Inc. OICco Acquisition III, Inc. and any other blank check companies he controls.

Revised to include specific companies.

29.

Prior comment 21 requested your analysis of the application of the doctrine of corporate opportunities under Delaware law to your sole officer and director and the discharge of his duties in identifying and presenting business opportunities to the company, given that he will be spending only a fraction of his time working for OICco Acquisition IV and that he is involved in other blank check companies that will have a similar business purpose (i.e. locating and consummating a business combination with an entity in any industry). In response, you have added disclosure to your registration statement that states that none of the blank check companies with which Mr. Davis is affiliated have adopted a resolution under Delaware General Corporation Law Section 122(17) permitting the corporation to renounce “any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or catagories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.” The fact that the blank check companies controlled by Mr. Davis have not adopted an advance waiver of the doctrine of corporate opportunities under certain circumstances pursuant to DGCL Section 122(17) does not address the prior comment. Accordingly, we re-issue prior comment 21.

Revised to correctly state that they have adopted such a resolution and the resolution of OICco II is attached as an exhibit to the filing.

Audited Financial Statements for the period ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

30.

We note that the Report of Independent Registered Accounting Firm continues to include inconsistent references to your date of inception. The first paragraph refers to a December 21, 2009 inception date, while the third paragraph refers to a December 22, 2009 inception date. Therefore, we reissue a portion of our prior comment 23. Your auditors should revise their opinion to consistently reference the correct inception date of the company.

Report revised for consistency.

Unaudited Financial Statements for the period ended March 31, 2010, page F-11

31.

We note the adjustments made to your interim financial statements pursuant to prior comments 27 through 29. Please address the following in your next amendment:

•

Update your financial statements, including your Balance Sheet, Statements of Operations, Statement of Changes in Stockholders (Deficit) Equity and Statements of Cash Flows, to comply with Rule 8-08 of Regulation S-X. Based upon these requirements, revise your financial statements to include a Balance Sheet as of June 30, 2010 and Statements of Operations, Changes in Stockholder’s (Deficit) Equity and Cash Flows for the six months ended June 30, 2010. Please also provide updated conforming disclosure where appropriate throughout the registration statement.

•

We note that your interim financial statement for the period ended March 31, 2010 no longer include Statements of Operations. Revise your fling to include interim Statements of Operations consistent with Rule 8-03 of Regulation S-X.

•

Revise the headings in your Statements of Operation and Statements of Cash Flows to specify the period covered. For example, your financial statements for the period ended June 30, 2010 should be labeled “Six Months Ended June 30, 2010” as opposed to the “Period Ended June 30, 2010.”

•

Revise the “Total” column in your Statement of Changes in Stockholders’ (Deficit) Equity to present a balance as of June 30, 2010 that agrees with the amount presented on your balance sheet as of June 30, 2010.

Updated to June 30, 2010 and revised.

Notes to the Financial Statements, page F-14

32.

Your response to prior comment 30 indicates that you revised your interim financial statements to include consistent disclosure of your inception date. However, we continue to note that the heading of the footnotes to your interim financial statements references a December 22, 2009 inception date. Additionally, the disclosure included on page F-14 under the “Organization, Nature of Business and Trade Name” section states that you were incorporated on December 22, 2009. However, we note that your audited financial statements for the year ended December 31, 2009 indicate that your inception date was December 21, 2009. Therefore, we reissue our prior comment 30. Please revise your disclosures on pages F-14 through F-17 and throughout the filing to ensure that the inception date is consistently disclosed.

Inconsistent incorporation references revised.

Note A—Summary of Significant Accounting Policies, page F-14

33.

We note that you revised the disclosure in the footnotes to your audited annual financial statements for the year ended December 31, 2009 to address prior comment 24. However, we further note that the interim footnote disclosure on pages F-14 through F-16 continue to reference legacy FASB statements including SFAS 7, SFAS 165, SFAS 166 and SFAS 167. Therefore, in future amendments, please revise any references to accounting standards in accordance with FASB ASC 105-10. In this regard, it is no longer appropriate to reference legacy FASB statements.

FASB references removed.

Exhibit 5.1, Opinion of Harold Gewerter, Esq.

34. The legality opinion dated May 17, 2010, currently on file for this registration statement relates to “6,000,000 shares held by existing shareholders,” as well as the 1,000,000 shares to be issued by the company. We note that since the initial filing of your registration statement, you have increased the number of shares being offered for resale pursuant to the registration statement to 8,000,000. Please have counsel provide a revised legality opinion that related to all shares being registered for offer and sale pursuant to the registration statement. Ensure also that the revised legality opinion reflects, if accurate, that there is only one selling shareholder. The legality opinion should be provided as of a date as near as possible to the requested effective date of the registration statement.

Revised opinion included showing 8,000,000 resale shares and that the opinion is valid as of the date of the effectiveness of the registration statement.

Exhibit 23.1 Consent of Independent Auditor

35.

We note your response to prior comment 31. However, the consent issued by Sam Kan & Company continues to reference their consent to the “incorporation by reference” in the financial statements of their reports dated May 10, 2010. We further note that the financial statements are included in this registration statement and are not incorporated by reference. Therefore, it is inappropriate to refer to incorporation by reference in the consent. Please include a revised consent which reflects that the Report of Independent Registered Public Accounting Firm and the associated financial statements are included in this registration statement.

Revised to remove the incorporation by reference section.

Exhibit 99a, Escrow Agreement

36.

As requested in prior comment 7, please advise how you concluded that the escrow agreement complies with the requirements of Rule 419(b)(1) given that no insured depositary institution is a party to the agreement. In particular, please address why you believe that the escrow account will be “maintained” by an insured depository institution, and how “the deposit account records of the insured depository institution [will] provide that funds in the escrow are held for the benefit of the purchasers named and identified in accordance with section 330.1 of the regulations of the Federal Deposit Insurance Corporation [12 CFR 330.1]….” Alternatively, please file a new escrow agreement to which an insured depository institution is a party.

ClearTrust LLC is a registered Transfer Agent with the SEC and also a licensed Trust Company. They will maintain a detailed record of each investor, the amount subscribed for and the amount paid. As they are an SEC registered Transfer Agent they are subject to the audit procedures of the SEC. Subject to the provisions 419(b)(4), Mr. Davis, President and Director of OICco Acquisition II, Inc. and beneficial owner of 8,000,000 shares of its common stock, will deposit his shares into the escrow account and his deposited securities will be released to Mr. Davis only after the Company has met the same conditions under which shares will be released to the investors.

37.

The first recital states that “up to $800,000” may be deposited into the escrow account. Please explain why the escrow agreement provides for the deposit of only up to $800,000 given that the maximum amount of proceeds to the company and the selling shareholder contemplated by the registration statement is $900,000.

Escrow Agreement revised to show “up to $900,000.”

Very truly yours,

/s/ Ronald Davis

Ronald Davis, President